EXHIBIT 15.1


                             PROPERTY LOCATION MAPS




                 MAP 1 - Bulakashu Property, Krygyzstan
                 MAP 2 - Eastern Sary Jaz Property, Eastern Krygyzstan MAP 3 - Kokjar Property, Krygyzstan
                 MAP 4 - Souker Property, Kola Peninsula
                 MAP 5 - Uleeta and Tsaga Properties, Kola Peninsula





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                                     MAP - 1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                         Bulakashu Property, Krygyzstan


                  [Please refer to PDF format of Exhibit 15.1]





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                                     Map - 2


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                 Eastern Sary Jaz Property, Eastern Krygyzstan

                  [Please refer to PDF format of Exhibit 15.1]



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                                     Map - 3

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                          Kokjar Property, Krygyzstan


                  [Please refer to PDF format of Echibit 15.1]



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                                     Map - 4

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


                        Souker Property, Kola Peninsula


                  [Please refer to PDF format of Exhibit 15.1]


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                                     Map - 5

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


                  Uleeta and Tsaga Properties, Kola Peninsula

                  [Please refer to PDF format of Exhibit 15.1]

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